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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13D

          Under the Securities Exchange Act of 1934 (Amendment No. 11*)



                           Logic Devices Incorporated
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   541402 10 3
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                                 (CUSIP Number)

 Joshua S. Kanter, Chicago Investments, Inc., 333 West Wacker Drive, Suite 2700
                     Chicago, Illinois 60606 (312) 984-3120
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 12, 2001
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             (Date of Event which Requires Filing of this Statement)




     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 541402 10 3  13D

1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Chicago Investments, Inc. (83-0326134)

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [ ]

                                                                         (b) [x]

3        SEC USE ONLY

4        SOURCE OF FUNDS (SEE INSTRUCTIONS)

         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Delaware

NUMBER OF                  7        SOLE VOTING POWER
SHARES                              680,319
BENEFICIALLY
OWNED BY                   8        SHARED VOTING POWER
EACH                                -0-
REPORTING
PERSON                     9        SOLE DISPOSITIVE POWER
WITH                                680,319

                           10       SHARED DISPOSITIVE POWER
                                    -0-


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         680,319 shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)                                                  [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         9.9%

14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         CO


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CUSIP NO. 541402 10 3  13D

1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         BRT Partnership (36-4031793)

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                         (a) [ ]

                                                                         (b) [x]

3        SEC USE ONLY

4        SOURCE OF FUNDS (SEE INSTRUCTIONS)

         N/A

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Illinois

NUMBER OF                  7        SOLE VOTING POWER
SHARES                              -0-
BENEFICIALLY
OWNED BY                   8        SHARED VOTING POWER
EACH                                -0-
REPORTING
PERSON                     9        SOLE DISPOSITIVE POWER
WITH                                -0-

                           10       SHARED DISPOSITIVE POWER
                                    -0-

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)                                                  [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         0%

14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         PN


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ITEM 1. SECURITY AND ISSUER.

     This Schedule relates to the shares of common stock, no par value per share (the "Common Stock"), of Logic Devices Incorporated, a California corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1320 Orleans Drive, Sunnyvale, California 94089.

ITEM 2. IDENTITY AND BACKGROUND.

     This Schedule is being filed by:

     (i) Chicago Investments, Inc., a Delaware corporation ("CII"). The principal place of business and principal office of CII is 934 North Main Street, Sheridan, Wyoming 82801. CII's principal business is investing in public securities.

     (ii) BRT Partnership (the "Partnership"). The Partnership's business address is 120 South Riverside Drive, Suite 1620, Chicago, Illinois 60606. The Partnership's principal business is investing in private investments and public securities.

     The Partnership and CII are collectively referred to herein as the "Reporting Persons".

     The sole partners of the Partnership are those certain 27 separate and individual trusts commonly and collectively known as the Bea Ritch Trusts (the "Trusts"). The trustee of each of the Trusts is Solomon A. Weisgal (the "Trustee").

     The names and business addresses of the officers and directors of CII are listed on Exhibit A attached hereto. All of said individuals are United States citizens.

     None of the Reporting Persons, the Trustee or any of the parties listed on Exhibit A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or fining any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On July 12, 2001, CII purchased 160,000 shares of Common Stock on the open market for an aggregate of $185,600 ($1.16 per share) with funds from its working capital.

ITEM 4. PURPOSE OF TRANSACTION.

     On July 12, 2001, the Partnership sold 160,000 shares of Common Stock on the open market for an aggregate of $185,600 ($1.16 per share), and CII purchased 160,000 shares on the open market for an aggregate of $185,600 ($1.16 per share).

     The Reporting Persons have no present plan or proposal which relates to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;


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     (d) Any change in the present Board of Directors or management of the
Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a)  AMOUNT BENEFICIALLY OWNED
               (i)      Partnership                              0 shares
               (ii)     CII                                680,319 shares

               Group:   680,319 shares(1)

          PERCENT OF CLASS
               (i)      Partnership                              0%
               (ii)     CII                                    9.9%

               Group:   9.9%(1)

     (b)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
          (i)  SOLE POWER TO VOTE OR TO DIRECT THE VOTE
               (i)      Partnership                              0 shares
               (ii)     CII                                680,319 shares

          (ii) SHARED POWER TO VOTE OR TO DIRECT THE VOTE
               (i)      Partnership                              0 shares
               (ii)     CII                                      0 shares

          (iv) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF
               (i)      Partnership                              0 shares
               (ii)     CII                                680,319 shares


--------

(1) The Partnership and CII disclaim the existence of a group. The sole partners of the Partnership are the Trusts. The beneficiaries of the Trusts are various members of Mr. Burton W. Kanter's family, including his sons, Messrs. Joel S. and Joshua S. Kanter, but excluding Mr. Burton W. Kanter. Mr. Burton W. Kanter is a Director of the Issuer. Mr. Solomon A. Weisgal, Trustee of the Trusts, is an independent trustee and is unrelated to the Kanter family. CII is a Delaware corporation and a majority-owed subsidiary of Chicago Holdings, Inc., a Delaware corporation ("CHI"). Various trusts established for the benefit of Mr. Burton W. Kanter's family, including Messrs. Joel and Joshua Kanter but excluding Mr. Burton W. Kanter, own a majority of the outstanding common stock of CHI. Mr. Joshua S. Kanter is Vice President and a director of CII.


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          (v)  SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF
               (i)      Partnership                             0 shares
               (ii)     CII                                     0 shares

     (c)  DESCRIPTION OF TRANSACTIONS

     There have been no transactions in the Common Stock by the Reporting Persons since the filing of the Amendment No. 10 to Schedule 13D, as filed on June 7, 2001, other than the transactions described in Item 4.

     (d)  OTHER PERSONS

          None.

     (e)  DATE OF CESSATION

          Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     There are no contracts, arrangements, understandings or relationships among the Reporting Persons and their respective officers and directors or fiduciaries, as applicable, or between such persons and any other person, with respect to any securities of the Issuer, except as set forth in Footnote 1 to
Item 5.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit A - Officers and Directors of Chicago Investments, Inc.


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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      July 13, 2001
                                      ------------------------------------------
                                      Date



                                      CHICAGO INVESTMENTS, INC.


                                      By:      /s/ Joshua S. Kanter
                                               ---------------------------------
                                      Its:     Vice President


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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   July 13, 2001
                                   ------------------------------------------
                                   Date


                                   BRT PARTNERSHIP

                                   By:  BK Descendant's Trust, General Partner


                                   By:    /s/ Solomon A. Weisgal
                                          --------------------------------------
                                          Solomon A. Weisgal, not personally but
                                          solely as Trustee


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                                    EXHIBIT A

               OFFICERS AND DIRECTORS OF CHICAGO INVESTMENTS, INC.

I.       Directors

Name                                               Business Address

Linda Gallenberger                                 N8939 Waterpower Road
                                                   Deerbrook, Wisconsin  54424

Joshua S. Kanter                                   333 West Wacker Drive
                                                   Suite 2700
                                                   Chicago, Illinois 60606

II.      Officers

Name                   Position                    Business Address

Linda Gallenberger     President, Treasurer,       N8939 Waterpower Road
                       Secretary                   Deerbrook, Wisconsin  54424

Joshua S. Kanter       Vice President,             333 West Wacker Drive
                       Assistant Secretary         Suite 2700
                                                   Chicago, Illinois 60606



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